NEOMEDIA TECHNOLOGIES, INC.

1515 Walnut Street, Suite 100

Boulder, Colorado 80302

March 25, 2014

VIA EDGAR

Maryse Mills-Apenteng, Special Counsel

Ji Kim, Attorney Advisor

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel: (202) 551-3457

Re:	NeoMedia Technologies, Inc. Preliminary Information Statement on Schedule 14C Filed on March 3, 2014 File No. 000-21743

Ladies and Gentlemen:

NeoMedia Technologies, Inc. (the “Company”) confirms receipt of the letter dated March 13, 2014 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Schedule 14C”). We are responding to the Staff’s comments as set forth below. The Company’s responses to the Staff’s comments are in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.

Required Stockholder Approval

COMMENT	1. You state that holders of a majority of the voting rights of all outstanding shares of your capital stock have approved the merger by written consent. Please revise your information statement to provide an explanation of how the majority consent was reached. Your revised disclosure should specify how the conversion rate for the Series C preferred was applied. Consider providing similar explanatory disclosure in a note to the beneficial ownership table on page 24.

RESPONSE:	Pursuant to the Staff’s comment above, the Company shall file an amendment to the Schedule 14C, setting forth the complete Schedule 14C in its entirety as so amended (the “Amendment”), that shall provide an explanation regarding how the majority consent was reached, including how the conversion rate for the Series C Preferred Stock was applied, in the SUMMARY—Required Stockholder Approval section, the QUESTIONS AND ANSWERS ABOUT THE MERGER—Why am I not being asked to vote on the Merger section, and in the footnotes to the beneficial ownership ownership table on page 24.

Maryse Mills-Apenteng

U.S. Securities and Exchange Commission

March 22, 2014

Reasons for the Merger; Recommendation of our Board of Directors, page 8

COMMENT	2. You disclose that the reason for the increase in authorized shares is to reserve and keep available the full number of shares of common stock of the company issuable upon conversion of all outstanding shares of preferred stock. Please tell us in your response letter whether you have entered into any agreements or have any plans, proposals or arrangements, other than for the conversion of your preferred stock and convertible debt instruments, to issue any of the newly available authorized shares of common stock. If you have no such plans or agreements, please include a statement to this effect in your information statement.

RESPONSE:	Other than with respect to the conversion of outstanding preferred stock and convertible debt instruments, the Company does not have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock. The Amendment shall include a statement to this effect in the Reasons for the Merger; Recommendation of our Board of Directors section.

Fractional Shares, page 15

COMMENT	3. You indicate that no fractional shares will be issued and that, in lieu of fractional shares, shareholders will receive a cash payment from the company. Please revise to state whether the reverse stock split is part of a “Rule 13e-3 transaction” as defined in paragraph (a)(3) of that regulation and briefly summarize the basis for your conclusion. Please note that this term encompasses any series of transactions involving one or more transactions described in paragraph (a)(3)(i) of the rule. In this regard, we note from your disclosure in the Form 10-K for the period ended December 31, 2012 that there were 508 holders of record of your common stock as of March 1, 2013. Your disclosure should include the number of record holders both before and after the reverse stock split.

RESPONSE:	Pursuant to the Staff’s comment above, the Company shall revise page 15, Fractional Shares, via the Amendment, to state that the reverse stock split is not a part of a Rule 13e-3 transaction as defined in paragraph (a)(3) of that regulation. The Amendment shall state that neither the reverse stock split, nor any of the transactions contemplated by the Merger, has a reasonable likelihood or purpose, either directly or indirectly, of (a) causing any class of equity securities of the Company which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under 12h-6 or suspension under Rule 12h-3 or section 15(d), or (b) causing any class of equity securities of the Company which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association. The Amendment shall also set forth that the number of record holders of the Company’s common stock prior to the reverse split shall be 344 stockholders of record, and following the reverse split shall be approximately 240 stockholders of record. Regarding eligibility for the aforementioned terminations and/or suspensions under Section 12g-4 or 12h-3, prior to the reverse split, the Company has less than 500 stockholders of record (344), and the total assets of the Company have not exceeded $10,000,000 as of the last day of each of the Company’s preceding last three years.

Maryse Mills-Apenteng

U.S. Securities and Exchange Commission

March 22, 2014

We trust this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Clayton E. Parker, Esq. of K&L Gates LLP at 305.539.3306.

Sincerely, /s/ Laura A. Marriott Chief Executive Officer

cc: Clayton E. Parker, Esq. of K&L Gates LLP